Exhibit 11.3

Policies and Procedures for Refraining from Insider Trading

Insider trading laws prohibit the trade (purchase, including short, or sale) of securities while aware of material non-public information, and prohibit disclosure of material non-public information to others who then trade in the affected securities. The potential consequences for the Company’s directors, supervisors, officers and employees, as well as those who receive inside information from such persons, from a violation of these laws include civil liability, criminal fines and jail terms.

In order to avoid violations of the relevant insider trading laws and rules by directors, supervisors, officers and employees, the Company adopted the following policy and procedures regarding trading of the Company’s securities. We urge you to read the policy and procedures with care. Any failure to follow the policy and procedures could subject you to discipline, including possible termination of employment. If you have any questions about the policy, procedures, or any particular action, you should promptly contact the Director of Legal & Compliance Division (the “Compliance Officer”): z_Legal@umc.com.

I.  Insider Trading Policy :

Each director, supervisor, officer or employee of the Company who is aware of material non-public information relating to the Company may, directly or through family members or other persons or entities, (a) may not trade (i.e., purchase or sell, or engage in other transactions concerning) or recommend such trade of, the Company’s securities, (b) may not engage in any other action to take personal advantage of that information, and (c) may not disclose that information to any person outside the Company, including family and friends, other than those who need to know such information in connection with doing business with or for the Company and who are legally bound to keep such information confidential. This prohibition applies not only to you but also to your spouse, other members of your family and household and any entities under your control.

These restrictions terminate only after the inside information has been publicly disclosed, and the public has had a reasonable amount of time to absorb, evaluate and react to the information. Although there is no absolute rule, it is normally assumed the market has absorbed and reacted after 48 hours from proper disclosure. Accordingly, by Company policy, UMC adopts the 48 hours guideline1. Therefore, after material information is precise, the blackout periods will be the time prior to the public disclosure of such information and within 48 hours after such public disclosure.

1.  What is “Non-Public” Information?

“Non-public” information is knowledge of any event or situation that has not been effectively disseminated to the public through such means as the news media, financial publications, Bloomberg, Reuters or other public disclosure statements (e.g., prospectuses, proxy statements, etc.). Information received under circumstances that suggest that it is not yet in general circulation and that was provided, directly or indirectly, by the Company or its directors, supervisors, officers or employees should be considered non-public information. Prior to using or disclosing this information, you must be able to demonstrate that the information is publicly available. If you have any doubt, ask the person providing the information to you if it is public, and speak to the Compliance Officer.

2.  What is “Material” Information?

Information is material if (i) it is reasonably certain to have a substantial effect on the price of the Company’s securities, (ii) there is a substantial likelihood that a reasonable investor would likely consider the information important in determining whether to buy, sell or hold the Company’s securities or (iii) there is a substantial likelihood that a reasonable investor would consider disclosure of the information to significantly alter the “total mix” of public information relating to the Company’s securities.

As a common sense guide, you should consider information to be material if disclosure of the information would likely affect the price of the Company’s securities or a persons decisions concerning those securities. Examples of information that may be material include (but are not limited to):

A.	merger or acquisition plans (including tender offers) involving the Company;

B.	Company or major division financial results;

C.	projections of future earnings or losses, or other earnings guidance;

D.	dividend policy changes;

E.	public offerings or private sales of equity or debt securities;

F.	calls, redemption or purchases of the Company’s own securities;

G.	extraordinary management developments;

H.	liquidity, cash flow or other financial problems;

I.	bankruptcy proceedings;

J.	significant financing transactions;

K.	debt rating changes;

L.	recapitalization;

M.	information relating to the Company’s financial condition or operations; and

N.	information which would affect the liquidity and/or trading volume of the Company’s securities in the market.

3.  What Types of Securities are Subject to the Company’s Policy?

The prohibitions concerning inside information apply to all types and classes of securities - debt or money market securities, equities (including common stock, American Depositary Shares and American Depositary Receipts), and derivative products.

II.  Compliance Procedures :

In order to help prevent inadvertent violations of insider trading laws and to avoid the appearance of potential misuse of inside information, all directors, supervisors, officers (assistant vice presidents and above) and such other persons as described under Article 157-1, Paragraph 1 of the Securities and Exchange Act must comply with the following procedures with respect to blackout periods. The term “such other persons as described under Article 157-1, Paragraph 1, Subparagraph 3 to 5 of the Securities and Exchange Act” will be designated as follows:

(a)

Routine designation: such other persons that are designated by Function manager or Level 1 Manager, including but not limited to any person from subsidiaries that has knowledge of information due to occupational or controlling relationship.

(b)

Special designation: such other persons that are designated by project leaders pursuant to 3.1 to 3.2, Strictly Confidential Information/Data Management for Projects Involving External Affairs (no. 00E-600-008). Any person shall notify Compliance Officer immediately upon their appointment as such project leaders.

The Company’s announcement of its financial results may have a material effect on the market for the Company’s securities. Therefore, Insiders may not engage in transactions involving any of the Company’s securities during the following periods: (1) announcement of revenue: beginning from the first day of each month and until 48 hours after announcement of revenue, (2) announcement of quarterly financial reports: beginning from 15 days before the announcement of quarterly financial reports (including unaudited financial statements) and until 48 hours after the announcement, and (3) announcement of annual financial reports: beginning from 30 days before the announcement of annual financial reports (including unaudited financial statements) and until 48 hours after the announcement.

The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, filing with securities regulatory authorities or other means designed to achieve widespread dissemination of the information. Trading will be blacked out while the Company is in the process of assembling the information to be disseminated and until at least 48 hours following dissemination when the information will have been fully absorbed by the market.

From time to time, a material event may occur that is known by only a few directors or officers. So long as the event remains non-public, Insiders who are aware of the event may not engage in transactions involving any of the Company’s securities nor disclose their awareness. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. Persons who learn of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person.

An Insider may not engage in transactions involving the Company’s securities until a blackout period has ended even if his or her employment term terminates during the blackout period. No Insider may encourage, advise or guide others concerning potential transactions of Company securities during any blackout period; it is safest for Insiders to avoid all communication on such matters in any form during the blackout period.

III.  Miscellaneous

This policy is not a complete statement of all obligations of Insiders with respect to Company securities and information. For example, Insiders must comply with all aspects of the law, as well as with other Company policies and procedures, including but not limited to those concerning confidential and proprietary information and relating to communications with analysts and the media. Insiders are required to educate themselves about and to be aware of these requirements so that they can comply. Anyone having questions should contact the Compliance Officer and/or FIN/FIS (FIN-FIS_Dept_Manager@umc.com).

Remark:

1.  UMC adopted the 48-hours policy as a precaution, even though in some circumstances, as a purely technical matter, the law might not require this.